Exhibit 99.1

WERIDE INC.

Unaudited Condensed Consolidated Statements of Profit or Loss

(Expressed in thousands of Renminbi (“RMB”), except for per share data)

		For the six months ended
		June 30,
	Note	2024	2025
		RMB’000	RMB’000
Revenue
Product revenue (including product revenue from related parties of RMB2,620 and RMB92 for the six months ended June 30, 2024 and 2025, respectively)		21,045	69,281
Service revenue (including service revenue from related parties of RMB13,138 and RMB8,165 for the six months ended June 30, 2024 and 2025, respectively)		129,253	130,334
Total revenue	3	150,298	199,615
Cost of revenue
Cost of goods sold (including cost of goods sold from related parties of RMB6,104 and RMB7,257 for the six months ended June 30, 2024 and 2025, respectively)		(17,157)	(35,461)
Cost of services (including cost of services from a related party of nil and RMB2,397 for the six months ended June 30, 2024 and 2025, respectively)		(78,352)	(103,095)
Total cost of revenue	5	(95,509)	(138,556)
Gross profit		54,789	61,059
Other net income	4	7,939	3,021
Research and development expenses (including research and development expenses from a related party of RMB40,696 and RMB29,982 for the six months ended June 30, 2024 and 2025, respectively)	5	(517,210)	(644,635)
Administrative expenses	5	(208,293)	(278,942)
Selling expenses	5	(22,784)	(27,780)
Impairment loss on receivables and contract assets (including impairment loss of RMB750 and RMB933 on receivables from related parties for the six months ended June 30, 2024 and 2025, respectively)		(13,424)	(2,800)
Operating loss		(698,983)	(890,077)
Net foreign exchange gain		4,659	5,629
Interest income		89,294	74,946
Fair value changes of financial assets at fair value through profit or loss (“FVTPL”)	22(a)	4,503	23,154
Other finance costs	6	(1,356)	(3,292)
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights		(278,226)	—
Loss before taxation		(880,109)	(789,640)
Income tax	7	(1,591)	(1,877)
Loss for the period		(881,700)	(791,517)
Loss attributable to shareholders of the Company		(881,700)	(791,517)
Loss per ordinary share
Basic and diluted loss per Class A and Class B ordinary share (in RMB)	8	(7.38)	(0.87)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

(Expressed in thousands of RMB)

	For the six months ended
	June 30,
	2024	2025
	RMB’000	RMB’000
Loss for the period	(881,700)	(791,517)
Other comprehensive income for the period (net of nil tax):
Items that will not be reclassified to profit or loss:
–Exchange differences on translation of financial statements of foreign operations	(33,782)	(29,075)
Other comprehensive income for the period	(33,782)	(29,075)
Total comprehensive income for the period	(915,482)	(820,592)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Financial Position

(Expressed in thousands of RMB)

		As of December 31,	As of June 30,
	Note	2024	2025
		RMB’000	RMB’000
ASSETS
Non-current assets
Property and equipment	9	178,179	281,968
Right-of-use assets	10	73,564	72,951
Intangible assets		21,664	19,544
Goodwill		44,758	44,758
Restricted cash–non-current	11	9,669	12,142
Deferred tax assets		997	498
Financial assets at FVTPL–non-current	16	56,919	58,151
Other non-current assets		20,025	20,684
		405,775	510,696
Current assets
Inventories	12	204,705	289,929
Contract assets	13(a)	28,005	35,336
Trade receivables	14	252,607	241,372
Prepayments and other receivables	14	197,652	191,127
Prepayments to and amounts due from related parties	24(d)	26,618	50,917
Financial assets at FVTPL–current	16	1,685,146	1,735,333
Time deposits	17(a)	620,148	251,733
Cash and cash equivalents	17(a)	4,268,300	3,836,137
Restricted cash–current	11	4,814	3,273
		7,287,995	6,635,157
Total assets		7,693,770	7,145,853
EQUITY
Class A ordinary shares	20	54	62
Class B ordinary shares	20	4	4
Share premium		12,750,598	12,800,243
Reserves	20	2,946,715	3,086,316
Accumulated losses		(8,631,352)	(9,422,869)
Total equity		7,066,019	6,463,756

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Financial Position (Continued)

(Expressed in thousands of RMB)

		As of December 31,	As of June 30,
	Note	2024	2025
		RMB’000	RMB’000
LIABILITIES
Non-current liabilities
Lease liabilities–non-current		26,059	21,198
Long-term bank loan	19	50,040	47,534
Deferred tax liabilities		4,486	3,988
Other non-current liabilities	15	4,677	8,097
		85,262	80,817
Current liabilities
Short-term bank loans	19	30,019	102,275
Trade payables	18	20,713	47,117
Other payables, deposits received and accrued expenses	18	397,755	330,848
Contract liabilities	13(b)	4,476	30,574
Lease liabilities–current		36,900	34,386
Amounts due to related parties	24(d)	9,450	14,656
Put option liabilities–current		41,099	41,424
Income taxes payable		2,077	—
		542,489	601,280
Net current assets		6,745,506	6,033,877
Total liabilities		627,751	682,097
Total equity and liabilities		7,693,770	7,145,853

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of RMB)

			Series	Series
			Seed-1	Seed-2	Series A		Share-based
		Ordinary	Preferred	Preferred	Preferred	Share	compensation	Translation	Other	Accumulated	Treasury	Total equity/
	Note	shares	Shares	Shares	Shares	premium	reserve	reserve	reserves	losses	shares	(deficit)
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2024		8	5	4	6	1,104,120	1,330,478	(234,647)	1,014,320	(6,114,544)	(151,668)	(3,051,918)
Changes in equity for the six months ended June 30, 2024
Loss for the period		—	—	—	—	—	—	—	—	(881,700)	—	(881,700)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	—	—	(33,782)	—	—	—	(33,782)
Total comprehensive income		—	—	—	—	—	—	(33,782)	—	(881,700)	—	(915,482)
Cancellation of other financial instruments issued to an investor		—	—	—	—	—	—	—	4,526	—	—	4,526
Share-based compensation expenses	5	—	—	—	—	—	291,900	—	—	—	—	291,900
		—	—	—	—	—	291,900	—	4,526	—	—	296,426
Balance as of June 30, 2024		8	5	4	6	1,104,120	1,622,378	(268,429)	1,018,846	(6,996,244)	(151,668)	(3,670,974)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Changes in Equity (Continued)

(Expressed in thousands of RMB)

		Class A	Class B		Share-based
		ordinary	ordinary	Share	compensation	Translation	Other	Accumulated	Total
	Note	shares	shares	premium	reserve	reserve	reserves	losses	equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2025		54	4	12,750,598	2,124,150	(196,283)	1,018,848	(8,631,352)	7,066,019
Changes in equity for the six months ended June 30, 2025
Loss for the period		—	—	—	—	—	—	(791,517)	(791,517)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	(29,075)	—	—	(29,075)
Total comprehensive income		—	—	—	—	(29,075)	—	(791,517)	(820,592)
Share-based compensation expenses	5	—	—	—	219,522	—	—	—	219,522
Issuance of Class A ordinary shares to settle vested RSUs	20	3	—	(3)	—	—	—	—	—
Class A ordinary shares issued to depositary bank	20	4	—	(4)	—	—	—	—	—
Issuance of Class A ordinary shares for exercise of share options	20	1	—	49,652	—	—	—	—	49,653
Withholding of vested RSUs to satisfy income tax requirements upon settlement of vested RSUs	20	—	—	—	(50,846)	—	—	—	(50,846)
Surrender of Class A ordinary shares		*	—	*	—	—	—	—	*
		8	—	49,645	168,676	—	—	—	218,329
Balance as of June 30, 2025		62	4	12,800,243	2,292,826	(225,358)	1,018,848	(9,422,869)	6,463,756
*	Represents amounts less than RMB1,000.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of RMB)

		For the six months
		ended June 30,
	Note	2024	2025
		RMB’000	RMB’000
Operating activities
Cash used in operations		(326,183)	(659,448)
Income tax paid		(997)	(3,948)
Net cash used in operating activities		(327,180)	(663,396)
Investing activities
Payments for purchase of property and equipment		(33,272)	(134,354)
Payments for purchase of intangible assets		—	(117)
Proceeds from disposal of property, equipment and intangible assets		100	1,439
Purchase of time deposits		(1,921,878)	(100,000)
Proceeds from maturity of time deposits		2,088,146	468,569
Payments for purchase of financial assets at FVTPL	22(a)	(1,829)	(37,281)
Proceeds from sales of financial assets at FVTPL	22(a)	318,416	1,714
Payment for loans to employees	14	—	(359)
Proceeds from collection of a loan to an employee	14	3,553	19,088
Net cash generated from investing activities		453,236	218,699
Financing activities
Payment of capital element of lease liabilities		(25,333)	(26,810)
Payment of interest element of lease liabilities		(1,034)	(1,660)
Payment of listing expenses		(404)	(10,762)
Proceeds from receipts of subscription price for the convertible redeemable preferred shares		19,319	—
Proceeds from issuance of Class A ordinary shares for exercise of share options		—	25,534
Payment of withholding tax arising from the settlement of vested RSUs		—	(50,846)
Proceeds from bank loans	19	—	72,223
Repayment of bank loans	19	—	(2,500)
Payment of interest of bank loans		—	(1,280)
Advances to a management personnel		(1,425)	—
Net cash (used in)/generated from financing activities		(8,877)	3,899
Net increase/(decrease) in cash and cash equivalents		117,179	(440,798)
Cash and cash equivalents as of January 1	17(a)	1,661,152	4,268,300
Effect of foreign exchange rate changes		50,612	8,635
Cash and cash equivalents as of June 30	17(a)	1,828,943	3,836,137

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of RMB, unless otherwise indicated)

1 General information and basis of presentation

(a)	General information

WeRide Inc. (the “Company”), an exempted company with limited liability, was incorporated in the Cayman Islands under the Companies Act, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands on March 13, 2017. The Company’s American Depositary Shares (“ADSs”) have been listed on the Nasdaq Stock Market since October 25, 2024 and the Company completed its initial public offering (“IPO”) on October 28, 2024. Each ADS of the Company represents three ordinary shares.

The Company is an investment holding company. The Company, through its wholly-owned subsidiaries (collectively referred to as the “Group”), is principally engaged in providing autonomous driving products and services. The Group’s principal operations and geographic markets are mainly in the People’s Republic of China (the “PRC”).

(b)	Basis of preparation of the financial statements

The condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the Group’s last annual consolidated financial statements as of and for the year ended December 31, 2024 (“last annual consolidated financial statements”). They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS” or “IFRS Accounting Standards”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements.

2 Changes in accounting policies

Except as described below, the accounting policies applied in the unaudited condensed consolidated financial statements are the same as those applied in the Group’s consolidated financial statements as of and for the year ended December 31, 2024.

The Group has applied the amendment to IFRS Accounting Standards issued by the IASB to this condensed consolidated interim financial statements for the current accounting period:

●	Amendments to IAS 21, Lack of exchangeability

None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in the interim condensed consolidated financial statements. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3 Revenue

The principal activities of the Group are (i) the sales of autonomous driving vehicles, primarily including robobuses, robotaxis, robosweepers and related sensor suites; (ii) the provision of autonomous driving related operational and technical support services; and (iii) the provision of other technology services, including ADAS R&D services and intelligent data services.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

3 Revenue (Continued)

(i)	Disaggregation of revenue

The Group generally sells autonomous driving vehicles to customers with provision of accompanying operational and technical support services. The following table sets forth the breakdown of disaggregation of revenue from contracts with customers by categories of vehicles and related services:

	For the six months ended
	June 30,
	2024	2025
	RMB’000	RMB’000
Disaggregated by major products or service lines:
Sales of robotaxis and related services	13,357	62,030
Sales of other vehicles and related services
–Robobus	43,026	25,152
–Robosweeper	11,536	33,850
–Robovan	3,263	2,900
Other technology services	79,116	75,683
	150,298	199,615

Disaggregation of revenue from contracts with customers by major products or service lines and timing of revenue recognition are as follows:

	For the six months ended
	June 30,
	2024	2025
	RMB’000	RMB’000
Disaggregated by major products or service lines:
Autonomous driving related operational and technical support services	50,137	54,651
Other technology services	79,116	75,683
Provision of services	129,253	130,334
Sales of autonomous driving vehicles	21,045	69,281
	150,298	199,615
Timing of revenue recognition
Point in time	21,045	73,335
Over time	129,253	126,280
	150,298	199,615

The major customers, which individually contributed more than 10% of total revenue of the Group for the six months ended June 30, 2024 and 2025, are as follows.

	For the six months ended
	June 30,
	2024	2025
Customer A	45%	*
Customer E	*	17%
Customer F	*	13%
*	represents that the amount of aggregated revenue from such customer is individually less than 10% of the total revenue for respective period.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

4 Other net income

	For the six months
	ended June 30,
	2024	2025
	RMB’000	RMB’000
Government grants	6,904	450
Net loss on disposal of non-current assets	—	(109)
Others	1,035	2,680
	7,939	3,021

5 Expenses by nature

	For the six months
	ended June 30,
	2024	2025
	RMB’000	RMB’000
Payroll and employee benefits (Note 5(i))	614,013	693,153
Cost of goods sold (Note 12(b))	17,157	35,461
Depreciation and amortization (Note 5(ii))	48,883	73,027
Professional services fee	13,563	73,656
Service fee from a related party (Note 24(c))	65,557	32,379
Outsourcing service fee	26,189	61,734
Utilities and property management fee	14,042	24,823
Listing expense relating to the public offering on Nasdaq	3,634	—
Listing expense relating to the Hong Kong public offering	—	29,068
Others	40,758	66,612
Total cost of revenue, research and development expenses, administrative expenses and selling expenses	843,796	1,089,913
Notes:
(i) Payroll and employee benefits:
Salaries, allowances, bonus and benefits in kind	307,892	445,452
Contributions to defined contribution retirement plan	14,221	28,179
Share-based compensation expenses (Note 21)	291,900	219,522
	614,013	693,153
(ii) Depreciation and amortization:
Property and equipment	28,912	45,372
Right-of-use assets	17,810	25,417
Intangible assets	2,161	2,238
	48,883	73,027

6 Other finance costs

	For the six months ended
	June 30,
	2024	2025
	RMB’000	RMB’000
Interest on bank loans	—	1,307
Interest on lease liabilities	1,034	1,660
Changes in the carrying amount of put option liabilities	322	325
	1,356	3,292

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

7 Income tax

The Group provided the current income tax expense of RMB1.9 million for the six months ended June 30, 2025 (six months ended June 30, 2024:RMB1.6 million), which represented 1) the withholding tax levied at 10% on interest income earned by the Company in the Cayman Islands and the Group’s subsidiary in Hong Kong which is a non-PRC resident according to the relevant rules and regulations of the Chinese Mainland, and 2) the withholding tax levied at 30% on interest income earned by the Company in the U.S. which is a non-U.S. resident according to the relevant rules and regulations of the U.S.

8 Loss per Class A and Class B ordinary share

(a)Basic loss per Class A and Class B ordinary share

The calculation of basic loss per Class A and Class B ordinary share is based on the loss attributable to ordinary equity shareholders of the Company divided by weighted-average number of Class A and Class B ordinary shares outstanding.

In August 2024, the Company issued 12,806,568 ordinary shares to holders of Series D and Series D+ preferred shares at par value of USD0.00001 each and the Company was entitled an option to repurchase these ordinary shares if an IPO does not consummate on or before March 31, 2025. These ordinary shares were contingently returnable upon issuance; as such they were not initially treated as “outstanding” for the calculation of basic loss per ordinary share and were excluded from the calculation of loss per ordinary share amounts prior to the consummation of the IPO. However, upon the consummation of the IPO in October 2024 and consequently those shares were no longer subject to recall, the weighted average numbers of ordinary shares for the purpose of basic and diluted loss per share for the periods presented have been retrospectively adjusted for the bonus element in such issuance.

Upon and immediately prior to the completion of the IPO in October 2024, the Company adopted a dual- class share structure and all of the Company’s issued ordinary shares before the completion of the IPO were re-designated into 149,442,793 Class A ordinary shares and 54,414,873 Class B ordinary shares. For comparability in the basic and diluted loss per share amounts for the years presented, the historical share capital structure has been re-presented to reflect the re-designation retrospectively.

Holders of the Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring the votes of shareholders, the holder of Class B ordinary shares is entitled to 40 votes per share, while the holders of Class A ordinary shares entitle to one vote per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

8 Loss per Class A and Class B ordinary share (Continued)

(i)	Weighted average number of Class A and Class B ordinary shares for the purpose of basic loss per Class A and Class B ordinary share

	For the six months ended
	June 30,
	2024	2025
	Number of	Number of
	shares	shares
	‘000	‘000
Issued Class A and Class B ordinary shares as of January 1	105,614	826,214
Effect of bonus element in issuance of Class A ordinary shares to Series D and Series D+ preferred shareholders	12,807	—
Effect of ordinary shares issued(1)	—	30,191
Effect of Class A ordinary shares surrendered	—	*
Effect of ordinary shares deemed to be in issue(2)	1,036	50,451
Weighted average number of Class A and Class B ordinary shares for the period	119,457	906,856

Note:

(1)	As disclosed in Note 20, during the six months ended June 30, 2025, the Company issued 60,000,000 Class A ordinary shares to its share depositary bank to be used to settle vested RSUs and share options upon their exercise. These Class A ordinary shares are legally issued and outstanding but are treated as shares held for the 2018 Share Plan for accounting purposes. As of June 30, 2025, 35,980,422 Class A ordinary shares had been used to settle the aforesaid vested RSUs and share options, and the remaining 24,019,578 Class A ordinary shares have been excluded from the computation of loss per Class A and Class B ordinary shares.
(2)	The ordinary shares deemed to be in issue represent the vested RSUs granted to qualified directors and employees.

(ii)Calculations of basic loss per Class A and Class B ordinary share

	For the six months ended
	June 30,
	2024	2025
Loss attributable to ordinary shareholders of the Company (in RMB’000)	(881,700)	(791,517)
Weighted average number of Class A and Class B ordinary shares in issue (in ‘000)	119,457	906,856
Basic loss per Class A and Class B ordinary share (in RMB)	(7.38)	(0.87)

(b)Diluted loss per Class A and Class B ordinary share

Diluted loss per Class A and Class B ordinary share is calculated by adjusting the weighted average number of Class A and Class B ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares.

There was no difference between basic and diluted loss per Class A and Class B ordinary share during the six months ended June 30, 2024 and 2025 due to the anti-dilutive effects of: 1) preferred shares and other financial instruments subject to redemption and other preferential rights issued by the Company; 2) non-redeemable preferred shares; and 3) the share options (Note 21).

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

9 Property and equipment

During the six months ended June 30, 2025, the Group incurred capital expenditure on property and equipment with a cost of RMB122.0 million (six months ended June 30, 2024: RMB26.8 million). Items of property and equipment with a net book value of RMB1.9 million were disposed of during the six months ended June 30, 2025 (six months ended June 30, 2024: RMB0.6 million).

10 Right-of-use assets

During the six months ended June 30, 2025, the Group entered into new lease agreements for its offices and parking space and recognized RMB27.9 million addition to right-of-use assets (six months ended June 30, 2024: RMB13.5 million).

11Restricted cash

	As of December 31,	As of June 30,
	2024	2025
	RMB’000	RMB’000
Non-Current
Deposits for renting office (Note (i))	6,635	6,607
Deposits for others	3,034	5,535
	9,669	12,142
Current
Credit card and other deposits	4,814	3,273
	4,814	3,273

Notes:

(i)	Deposits for renting office represents cash held in collateral bank accounts in the U.S. with designated usage of deposits for renting office.

12 Inventories

(a) Inventories comprise:

	As of December 31,	As of June 30,
	2024	2025
	RMB’000	RMB’000
Production supplies	76,961	73,047
Work in progress (Note (i))	127,744	216,882
	204,705	289,929

Note:

(i)Work in progress represents vehicles in the process of deployment.

(b)	The analysis of the amount of inventories recognized as cost of revenue and included in profit or loss is as follows:

	For the six months ended June 30,
	2024	2025
	RMB’000	RMB’000
Carrying amounts of inventories sold	12,899	34,070
Write down of inventories	4,258	1,391
	17,157	35,461

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

13 Contract assets and contract liabilities

(a) Contract assets

	As of December 31,	As of June 30,
	2024	2025
	RMB’000	RMB’000
Contract assets
Arising from sales of autonomous driving vehicles	19,933	23,689
Arising from provision of services	18,280	23,625
Less: loss allowance	(9,647)	(11,978)
	28,566	35,336
Current portion	28,005	35,336
Non-current portion (Note 15)	561	—

All of the amounts are expected to be recovered within one year from the end of each of the reporting period, except for the amounts of RMB561 thousand as of December 31, 2024, related to retentions included in other non-current assets, which are expected to be recovered over one year. No such amounts were recognized as of June 30, 2025.

(b) Contract liabilities

	As of December 31,	As of June 30,
	2024	2025
	RMB’000	RMB’000
Contract liabilities
–Billings in advance of performance	2,119	2,090
–Billings in advance of goods transferred	2,357	28,484
	4,476	30,574

All of the contract liabilities are expected to be recognized as revenue within one year and the amount of RMB2.0 million included in contract liabilities as of December 31, 2024 was recognized as revenue in the six months ended June 30, 2025 (six months ended June 30, 2024: RMB12.5 million).

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

14 Trade receivables, prepayments and other receivables

	As of December 31,	As of June 30,
	2024	2025
	RMB’000	RMB’000
Trade receivables	318,044	304,761
Less: loss allowance	(65,437)	(63,389)
Trade receivables, net of loss allowance	252,607	241,372
Receivables from payments made on behalf of customers, net of allowance	31,917	22,814
Receivables from loans to employees (Note (i))	18,501	—
Other receivables	50,418	22,814
Trade and other receivables at amortized cost	303,025	264,186
Prepayments to suppliers	67,542	46,151
Refundable value-added tax	64,678	96,596
Others	15,014	25,566
Prepayments and others	147,234	168,313
Prepayments and other receivables	197,652	191,127
Total trade receivables, prepayments and other receivables	450,259	432,499

Note:

(i)	In June 2023, the Group provided a one-year loan with a principal amount of USD1.5 million (equivalent to RMB10.9 million) to an employee at an interest rate of 4.43%. The principal of USD1.0 million was repaid in 2024, and the remaining principal of USD0.5 million and the cumulative interest of USD80 thousand was repaid in May 2025.

In December 2024 and January 2025, the Group provided one-year loans with total principal amount of USD2.0 million (equivalent to RMB14.6 million) and USD50 thousand (equivalent to RMB359 thousand) respectively, to another employee at an interest rate of 4.30%. The principal of USD2.05 million and the cumulative interest of USD26 thousand was repaid in April 2025.

All of the trade and other receivables are expected to be recovered or recognized as expense within one year. Trade receivables are normally due within 30 to 90 days from the invoice date.

15 Other non-current assets

	As of December 31,	As of June 30,
	2024	2025
	RMB’000	RMB’000
Prepayment for leasing motor vehicles	18,239	11,942
Prepayment for property and equipment	1,225	8,742
Contract assets-non-current, net of allowance	561	—
	20,025	20,684

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

16 Financial assets at FVTPL

	As of December 31,	As of June 30,
	2024	2025
	RMB’000	RMB’000

Non-current
–Investment in a listed company (Note(i))	56,919	40,871
–Investment in a private investment fund	—	17,280
	56,919	58,151
Current
–Non-equity investments	1,685,146	1,735,333
	1,742,065	1,793,484

Note:

(i)	In June 2024, the Company committed to subscribe 4,416,000 ordinary shares of a listed company with a total consideration of USD20.0 million, or USD4.53 per share. The Group paid the subscription consideration and received the shares in July 2024. The investment was initially recorded at USD20.0 million (equivalent to RMB138.7 million) and subsequently measured at fair value. The Company recognized a loss of USD 11.9 million and USD2.2 million (equivalent to RMB15.9 million) in fair value change for the year ended December 31, 2024 and for the six months ended June 30, 2025, respectively.

Please see more information about the fair value valuation in Note 22.

17 Cash, cash equivalents and time deposits

(a) Cash, cash equivalents and time deposits comprise:

	As of December 31,	As of June 30,
	2024	2025
	RMB’000	RMB’000

Cash and cash equivalents	4,268,300	3,836,137
Time deposits	620,148	251,733

(b) Non-cash transactions

Non-cash investing and financing transactions incurred for the six months ended June 30, 2024 and 2025 mainly comprised the following:

(i)	Purchase of right-of-use assets included in lease liabilities amounting to RMB13.5 million and RMB 27.9 million for the six months ended June 30, 2024 and 2025, respectively.
(ii)	The Group transferred inventory to property and equipment amounting to RMB28.6 million for the six months ended June 30, 2025, there was no inventory transfer to property and equipment for the six months ended June 30, 2024.
(iii)	Purchase of property and equipment included in other payables and other non-current assets was RMB28.8 million for the six months ended June 30, 2025.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

18 Trade and other payables, deposits received and accrued expenses

	As of December 31,	As of June 30,
	2024	2025
	RMB’000	RMB’000
Trade payables	20,713	47,117
Government grants received with conditions*	184,542	187,242
Accrued payroll and social insurance	96,593	76,510
Payables for professional services	27,134	33,970
Taxes payable and others	89,486	33,126
Total other payables, deposits received and accrued expenses	397,755	330,848
Trade and other payables, deposits received and accrued expenses measured at amortized cost	418,468	377,965
*	The current portion of government grants received with conditions mainly represent the grants received with certain requirements of operation performance and tax contribution in a specified region.

As of June 30, 2025, all of the balances of trade and other payables are expected to be settled or recognized as income within one year or are repayable on demand. The credit period granted by the suppliers is generally between 30 to 60 days.

19 Bank loans

	As of December 31,	As of June 30,
	2024	2025
	RMB’000	RMB’000
Non-current
–Long-term bank loan (Note (i))	50,040	47,534
Current
–Short-term bank loans (Note (ii)(iii))	30,019	102,275
	80,059	149,809

Notes:

(i)	In September 2024, a commercial bank in the PRC provided the Group with a two-year long-term bank loan of RMB50.0 million bearing an interest rate of 2.9% per annum. In March 2025, the Group repaid RMB2.5 million in accordance with the repayment schedule.
(ii)	In November and December 2024, a commercial bank in the PRC provided the Group with certain one-year short-term loans with total principal amount of RMB30.0 million bearing an interest rate of 2.5% per annum.
(iii)	During the six months ended June 30, 2025, two commercial banks in PRC provided the Group with certain one-year short-term loans with total principal amount of RMB40.0 million (bearing annual interest rates of 2.25% and 2.30%) and RMB32.2 million (bearing annual interest rates of 2.15%), respectively.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

20 Capital and reserves

(i)

During the six months ended June 30, 2025, the Company issued 61,186,793 Class A ordinary shares at par value of US$0.0001 each to settle 62,437,467 vested RSUs held by certain employees (of which, 1,250,674 vested RSUs were withheld for withholding tax of RMB50.8 million). As a result, the Company recognized RMB3 thousand in equity relating to Class A ordinary shares and de-recognized RMB3 thousand in share premium.

(ii)

During the six months ended June 30, 2025, the Company issued 11,164,145 Class A ordinary shares at par value of US$0.0001 each to settle share options held by certain employees upon their exercise. As a result, the Company recognized total exercise prices amounting RMB1 thousand in equity relating to Class A ordinary shares and de-recognized RMB1 thousand in share premium. The Company received proceeds from issuance of Class A ordinary shares for exercise of share options in the amount of RMB25.5 million.

(iii)

During the six months ended June 30, 2025, the Company issued 60,000,000 Class A ordinary shares to its share depositary bank to be used to settle vested RSUs and share options upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. As a result, the Company recognized RMB4 thousand in equity relating to Class A ordinary shares and de-recognized RMB4 thousand in share premium. As of June 30, 2025, 31,956,201 and 4,024,221 Class A ordinary shares had been used to settle the aforesaid vested RSUs and share options upon their exercise, respectively.

21Share-based compensation arrangements

In June 2018, the Board of Directors of the Company approved and adopted the 2018 Share Plan, under which the Company reserves 311,125,716 shares to grant share options or restricted share units for officers, directors, employees and non-employees.

(a)Share options

Share options’ activities for the six months ended June 30, 2025 presented were summarized as follows:

	For the six months ended June 30, 2025
	Weighted average
	exercise price	Number of options
	USD
Outstanding as of January 1, 2025	1.2	121,852,549
Granted	1.2	81,966
Expired	0.9	(293,908)
Modified	1.2	(915,730)
Forfeited	1.2	(1,244,625)
Exercised	0.6	(11,164,145)
Outstanding as of June 30, 2025	1.2	108,316,107
Exercisable as of June 30, 2025	1.2	83,636,052

The weighted average grant date fair value of the share options granted for the six months ended June 30, 2025 was USD4.4. The aggregated fair value of the share options at the grant date for the six months ended June 30, 2025 was USD0.4 million (equivalent to RMB2.6 million).

In January and April 2025, the Company approved to replace 915,730 options granted in August 2024 with 693,524 RSUs, which effectively reduce the exercise price to nil and simultaneously reduce the number of share awards granted. As the total fair value of the modified equity instruments is lower than that of the original equity instruments (as estimated as at the date of the modification), such non-beneficial modification is accounted for in accordance with the accounting policy as follows.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

21 Share-based compensation arrangements (Continued)

Where the terms or conditions of a share-based awards granted are modified, as a minimum, an expense is recognized as if the terms had not been modified, if the original terms of the award are met. In addition, an expense is recognized for any modification that increases the total fair value of the share-based payments arrangement, or is otherwise beneficial to the employee as measured at the date of modification; if a modification reduces the total fair value of the share-based awards granted, or is not otherwise beneficial to the employee, the Group nevertheless continues to recognize as a minimum the original grant date fair value of the share-based awards granted (unless those share-based awards are forfeited) as if that modification had not occurred.

The fair value of share options granted was measured by reference to the fair value of the Company’s equity interest. The Group had used the discounted cash flow method to determine the underlying equity fair value of the Company. The estimation of the share options granted was measured based on a binominal options pricing model. The key assumptions used in determining the fair value of share options were as follows:

For the
six months ended
June 30, 2025
Fair value of the Company’s ordinary shares	USD5.53 per share
Expected volatility	52.6%
Exercise multiple	2.8x
Expected dividends	0%
Risk-free interest rate (per annum)	4.52%
Expected term	10 years

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s share options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s share options in effect at the valuation date. The expected exercise multiple was estimated as the average ratio of the share price to the exercise price of when employees, officers or non-employees would decide to voluntarily exercise their vested share options. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the share options.

(b)Restricted share units

Restricted share units’ activities for the six months ended June 30, 2025 presented were summarized as follows:

For the
six months ended
June 30,
2025
Number of restricted
share units
Outstanding as of January 1,2025	6,781,568
Granted	11,064,802
Modified	693,524
Forfeited	(1,173,100)
Vested	(1,959,795)
Outstanding as of June 30, 2025	15,406,999

Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the unaudited condensed consolidated statements of profit or loss for aforementioned share options and restricted share units granted was RMB291.9 million and RMB219.5 million for the six months ended June 30, 2024 and 2025, respectively.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

22 Fair value measurement of financial instruments

(a)Financial assets measured at fair value

(i)Fair value hierarchy

The following table presents the Group’s financial assets that are measured at fair value at the end of each period presented:

	As of December 31, 2024
Recurring fair value measurement	Fair value	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
–Financial assets at FVTPL	1,742,065	56,919	1,685,146	—

	As of June 30, 2025
Recurring fair value measurement	Fair value	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
–Financial assets at FVTPL	1,793,484	40,871	1,735,333	17,280

For the six months ended June 30, 2025, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3.

(ii)Financial instruments in level 2

Financial assets at FVTPL

The fair value of the financial assets in Level 2, is determined based on the unit price published on the counterparty bank’s or financial institution’s websites. The published unit price is the unit price at which a holder could redeem the fund units at the end of each period presented.

Financial assets at FVTPL consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
	RMB’000	RMB’000
Aggregated cost basis	1,662,401	1,696,312
Gross unrealized holding gain	22,745	39,021
Aggregated fair value	1,685,146	1,735,333

The tables below reflect the reconciliation from the opening balance to the closing balance for recurring fair value measurements of the fair value hierarchy for the six months ended June 30, 2025:

	For the six months ended June 30, 2025
					Foreign
	January 1,			Included in	exchange	June 30,
	2025	Purchase	Sell	earnings	effect	2025
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVTPL	1,685,146	20,001	(1,714)	39,021	(7,121)	1,735,333

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

22 Fair value measurement of financial instruments (Continued)

(iii)Financial instruments in level 3

Financial assets at FVTPL

Financial instruments in level 3 assets at FVTPL represented equity investments in an unlisted partnership enterprise, which is determined by using recent transaction approach. Under this approach, the significant unobservable input is recent transaction prices.

The table below reflects the reconciliation from the opening balance to the closing balance for recurring fair value measurements of the fair value hierarchy for the period presented:

	For the six months ended June 30, 2025
					Foreign
	January 1,			Included in	exchange	June 30,
	2025	Purchase	Sell	earnings	effect	2025
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVTPL	—	17,280	—	—	—	17,280

(b)Cash concentration

Cash, cash equivalents, restricted cash, time deposits and financial assets at FVTPL, which are maintained at banks, consist of the following:

	As of December 31,	As of June 30,
	2024	2025
	RMB’000	RMB’000
RMB denominated:
Financial institutions in Chinese Mainland	503,800	569,601
USD denominated:
Financial institutions in Chinese Mainland	1,816,218	1,288,818
Financial institution in Hong Kong	11,671	11,621
Financial institution in the U.S.	462,786	122,292
Financial institution in the Singapore	3,767,075	3,828,715
Financial institution in the Middle East	10,561	8,261
Arab Emir. Dirham (“AED”) denominated:
Financial institution in the Middle East	3,198	850
European Dollar (“EUR”) denominated:
Financial institutions in Chinese Mainland	1,129	317
Financial institution in the Middle East	186	—
Financial institution in the Germany	—	89
Singapore Dollar (“SGD”) denominated:
Financial institution in the Singapore	11,453	8,054

The bank deposits in Chinese Mainland, Hong Kong, the U.S., Germany and Singapore are insured by the government authority up to RMB500,000, HKD500,000, USD250,000, EUR100,000 and SGD100,000 with individual bank, respectively. Total bank deposits amounted to RMB51.0 million and RMB33.2 million are insured as of December 31, 2024 and June 30, 2025, respectively. The Company has not experienced any losses in uninsured bank deposits.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

23 Commitments

Commitments outstanding as of June 30, 2025 consist of the following:

As of June 30, 2025
RMB’000
Contracted for purchase of inventories (Note (i))	52,488
Contracted for purchase of services (Note (ii))	216,807
269,295

Notes:

As of June 30, 2025, the Group had entered into the following commitment agreements:

(i)	A vehicle purchase agreement with Zhengzhou Yutong Bus Co., Ltd. (“Yutong”), an affiliate of a shareholder of the Company, pursuant to which the Group committed to purchase vehicles manufactured by Yutong with an aggregated purchase amount of RMB100.3 million in 2024. As of June 30, 2025, the Group has paid RMB62.0 million under this vehicle purchase agreement. The Group is in the process of negotiating with Yutong to extend the term to purchase vehicles under the agreement.

Another vehicle purchase agreement with a Chinese manufacturer, specializing in the development, production and sale of buses, pursuant to which the Group committed to purchase vehicles manufactured by this manufacturer with an aggregated purchase amount of RMB32.7 million in 2024 and 2025. As of June 30, 2025, the Group has paid RMB18.6 million under this vehicle purchase agreement.

(ii)	A research and development service agreement with another Chinese manufacturer, pursuant to which the Group committed to purchase research and development services from the manufacturer with an aggregated purchase consideration of RMB216.8 million in 2024 and 2025. As of June 30, 2025, the research and development services has not started and no consideration has been paid yet.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

24Material related party transactions

(a)Name and relationship with related parties

Name of related parties	Relationship with the Group
Dr. Tony Xu Han	Founder, Chairman, Executive Director and CEO
Mr. Yan Li	Co-founder, Executive Director and Chief Technology Officer
Mr. Hua Zhong	Senior Vice President
Ms. Jennifer Xuan Li	Chief Financial Officer and Head of International
Mr. Qingxiong Yang	Vice President
Mr. Jean-François Salles	Non-Executive Director
Mr. Kazuriho Doi	Non-Executive Director
Mr. David Tong Zhang	Independent Director
Ms. Huiping Yan	Independent Director
Mr. Grégoire de Franqueville	Former Non-Executive Director
Mr. Takao Asami	Former Non-Executive Director
Mr. Yibing Xu	Former Non-Executive Director
Mr. Jingzhao Wan	Former Non-Executive Director
Mr. Ziping Kuang	Former Non-Executive Director
Mohamed Albadrsharif Shaikh Abubaker Alshateri	Former Non-Executive Director
Alliance Automotive R&D (Shanghai) Co., Ltd., Alliance Ventures, B.V. and Nissan Mobility Service Co., Ltd (collectively “Alliance affiliates”)	Affiliate of a shareholder

Zhengzhou Yutong Bus Co., Ltd., Zhengzhou Yutong Heavy Industry Co., Ltd., Yutong Heavy Equipment Co., Ltd., Zhengzhou Yutong Mining Equipment Co., Ltd, and Ourland Environmental Technical Ltd (collectively “Yutong affiliates”)

Affiliate of a shareholder
Guangzhou Yuji Technology Co., Ltd. and its subsidiaries (collectively “Yuji affiliates”)	Entity controlled by a close family member of Dr. Tony Xu Han

(b)Key management personnel compensation

	For the six months ended
	June 30,
	2024	2025
	RMB’000	RMB’000
Short-term employment benefits (excluding discretionary bonus)	8,037	8,972
Discretionary bonus	5,470	4,376
Contributions to defined contribution retirement plans	135	109
Share-based compensation expenses	165,528	40,047
	179,170	53,504

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

24 Material related party transactions (Continued)

(c)Other transactions with related parties

In addition to the transactions disclosed elsewhere in these financial statements, the Group entered into the following continuing material related party transactions during the periods presented:

	For the six months ended
	June 30,
	2024	2025
	RMB’000	RMB’000
Sales of goods to:
Yutong affiliates	—	92
Alliance affiliates	2,620	—
	2,620	92
Service rendered to:
Alliance affiliates	6,478	6,058
Yutong affiliates	6,660	2,107
	13,138	8,165
Purchases of goods or services from:
Yutong affiliates*	53,638	13,366
Yuji affiliates	65,557	32,379
	119,195	45,745
Payments made on behalf of customers to:
Yuji affiliates	41,500	2,734
	41,500	2,734
Disposal of property and equipment to:
Yuji affiliates	—	1,431
	—	1,431
*

The Group sold and recognized goods purchased from Yutong affiliates for business operation in cost of goods sold in the amount of RMB6.1 million and RMB7.3 million for the six months ended June 30, 2024 and 2025, respectively.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

24 Material related party transactions (Continued)

(d) Balances with related parties

	As of December 31,	As of June 30,
	2024	2025
	RMB’000	RMB’000
Trade related
Trade receivables from:
Alliance affiliates	3,944	145
Yutong affiliates	11,880	11,222
Less: loss allowance	(2,707)	(2,395)
Trade receivables, net of loss allowance	13,117	8,972
Prepayments to:
Yuji affiliates	—	18,500
Yutong affiliates	13,501	23,445
Prepayments to and amounts due from related parties	26,618	50,917
Trade related
Amounts due to related parties
Trade and other payables to:
Yutong affiliates	2,185	8,070
Yuji affiliates	7,265	6,586
	9,450	14,656

As of December 31, 2024 and June 30, 2025, amounts due from related parties are unsecured, interest-free and repayable on demand.

25 Subsequent events

Management has considered subsequent events through October 21, 2025, which was the date the unaudited condensed consolidated financial statements were issued.

In August 2025, Grab Inc. (“Grab”) committed to an equity investment of US$15 million in the Company. This investment is expected to be called by WeRide and completed by the first half of 2026, subject to customary closing conditions. Grab will invest at a price based on the volume-weighted average price of WeRide’s American Depositary Shares prior to the closing.